FIRST AMENDED SCHEDULE A

To the Transfer Agency and Service Agreement

FUND LIST

The following series of the Trust are advised by Vontobel Asset Management, Inc. (the “Adviser”) as a series as now in existence and listed below, as well as such additional series as may be established by the Trust from time to time and advised by the adviser (each series a “Fund” and collectively, the “Funds”:

FUND NAME(S)

AIT Global Emerging Markets Opportunity Fund

Vontobel International Equity Institutional Fund

Vontobel Global Equity Institutional Fund

As of September 8, 2014

ADVISERS INVESTMENT TRUST		THE NORTHERN TRUST COMPANY

By:	/s/ Dina Tantra	By:	/s/ Michelle Roblee
Name: Dina Tantra		Name: Michelle Roblee
Title: President		Title: Senior Vice President